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                   U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549




                               FORM 12b-25

                      NOTIFICATION OF LATE FILING

                           [ X ] FORM 10-Q

               For the Quarter Ended December 31, 1997




 Part I - Registrant Information



          Full Name of Registrant:

                  ERLY Industries Inc.

          Address of Principal Executive Office:

                  10990 Wilshire Boulevard
                  Los Angeles, California
                  90024-3913




Part II - Rules 12b-25(b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.




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                             ERLY INDUSTRIES INC.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed time period.

     The Company is in the process of reviewing a number of disclosure and accounting policy issues with its legal counsel. Due to the timing and difficulty of the review and reporting process the additional expense would be unreasonable.


Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

          Thomas A. Whitlock
          (213) 879-1480

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                     Yes  X    No
                                                         ---      ---

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                        Yes  X    No
                            ---      ---

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Company is in the process of reviewing a number of disclosure and accounting policy issues with its legal counsel. The outcome of these discussions may materially affect the reported results for the quarter ended December 31, 1997.



Dated:   February 18, 1998                  ERLY INDUSTRIES INC.

                                       By   /s/ Thomas A. Whitlock
                                            -----------------------
                                            Thomas A. Whitlock
                                            Vice President and
                                            Corporate Controller